JPMorgan Trust I

270 Park Avenue

New York, New York 10017

VIA EDGAR

May 1, 2018

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          JPMorgan Trust I – File No. 811-21295– Post-Effective Amendment (“PEA”) No. 540

Dear Ms. White:

This letter is in response to the comments you provided on the registration statement for JPMorgan Trust I (PEA No. 540) (the “Trust”), filed on March 5, 2018, with respect to the JPMorgan International Value Fund (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933, currently scheduled to become effective on or about May 4, 2018. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

PROSPECTUS COMMENTS

Fee Table

1.	Comment: With respect to the fee waiver described in footnote 2 to the Fund’s fee table for Class A, Class C and Class I Shares, if the Fund’s service providers have the ability to recapture any such fee waivers and/or expense reimbursements, please add appropriate disclosure disclosing this fact.

Response: The Trust confirms that the service providers do not have the ability to recapture any fee waivers and/or expense reimbursements made pursuant to and in accordance with such agreement.

What are the Fund’s main investment strategies?

2.	Comment: The description of the Fund’s investment process states that “…the adviser seeks to identify securities that it believes present attractive valuations using behavioral based and quantitative screens and conducting fundamental analysis” (emphasis added). Please provide an example of the types of “quantitative screens” that the adviser utilizes.

Response: In response to the comment, an example will be added.

3.

Comment: The description of the Fund’s investment process states that “The Fund may sell securities if the adviser’s conviction in a security changes, if the issuer’s fundamentals change, or if the adviser believes the security is no longer attractively valued.” Please consider modifying this language to be more consistent with plain English principles.

Response: The Trust believes that the current disclosure accurately describes the criteria utilized by the adviser in determining whether to sell securities and is written in plain English. Therefore, we respectfully decline to make this change.

4.	Comment: The description of the Fund’s investment process states that “Investments may also be sold if certain adverse political and economic events occur or if the adviser identifies a security that it believes offers a better investment opportunity” (emphasis added). Please consider adding examples of such political or economic events.

Response: The Trust believes that this disclosure is sufficiently clear for an investor to understand the risks without the addition of specific examples. Therefore, we respectfully decline to make this change.

5.	Comment: The principal risk disclosure refers to emerging market risk. Please consider adding disclosure in the description of the Fund’s investment strategy to state that the Fund may invest in emerging markets. Please also disclose how the Fund defines an “emerging market security.”

Response: The Fund expects to experience emerging market risk through indirect economic exposure presented through investments in non-emerging market securities. The Fund does not currently intend to invest directly in emerging market securities as a principal investment strategy, although it may choose to do so in the future. In the event that the Fund invests directly in emerging market securities as a principal investment strategy, the Trust expects that it would review its disclosure and make any appropriate updates as necessary.

The Fund’s Main Investment Risks

6.	Comment: The “What are the Fund’s main investment strategies?” section refers to privately placed securities as a main investment strategy of the Fund. Please consider including a corresponding risk factor as a principal risk of investing in the Fund.

Response: In response to the comment, the disclosure in the strategy section will be modified to remove the reference to privately placed securities, as the Fund does not currently intend to invest in privately placed securities as a principal strategy..

7.	Comment: “Geographic Focus Risk” and “Industry and Sector Focus Risk” are included as principal risks of investing in the Fund. If the Fund will focus in a particular industry, sector or geographic region, please disclose the strategy and specific risks associated with that industry, sector or geographic region.

Response: While the Fund may increase the relative emphasis of its investments in a particular industry, sector or geographic region in the adviser’s discretion as a result of event driven investment opportunities, the Fund does not currently anticipate concentrating its investments in a particular industry, sector or geographic region.

8.	Comment: “Depositary Receipt Risk” refers to “unsponsored” depositary receipts. If the Fund invests in unsponsored depositary receipts, please consider referring to them in the “What are the Fund’s main investment strategies?” section. If the Fund does not invest in unsponsored depositary receipts, please consider removing such reference.

Response: The Fund may invest in unsponsored depositary receipts. The strategy section lists depositary receipts generally without specifying the various types of depositary receipts in which the Fund may invest. Therefore, we respectfully decline to make this change.

9.	Comment: The “Derivatives Risk” disclosure states that the Fund may utilize forward currency contracts and futures. To the extent that forward currency contracts and futures present any specific risks not already addressed in the existing disclosure, please consider whether it is appropriate to add disclosure addressing such risks.

Response: The Trust believes that the existing disclosure appropriately addresses the risks presented by the Fund’s investments in forward currency contracts and futures. Therefore, we respectfully decline to make this change.

10.	Comment: Please confirm that “High Portfolio Turnover Risk” is appropriate for the Fund.

Response: The Trust believes that “High Portfolio Turnover Risk” is appropriate as a principal risk of investing in the Fund due to the Fund’s expected portfolio turnover resulting from changes to its investment strategy.

More About the Fund

11.	Comment: The “Additional Strategies” section contains the sub-heading “The main investment strategies for the Fund may also include the following, some of which may be equity securities:.” Since this prospectus applies to only one fund, such strategies are, or are not, principal investment strategies of the Fund. Please consider revising the disclosure accordingly. In addition, please consider whether real estate investment trusts (“REITs”) and participation notes are included in the Fund’s principal investments, as they are not described in the “What are the Fund’s main investment strategies?” section. Finally, under the sub-heading “Although not main strategies, the Fund may also utilize the following which may be equity securities:,” please confirm that each of the listed investments is applicable to the Fund.

Response: In response to the comment, the disclosure in this section will be modified.

12.	Comment: Given that the Fund primarily invests in equity securities, please confirm that the disclosure relating to debt securities under “Transactions Risk” under the “Main Risks” section is applicable.

Response: In response to the comment, the disclosure relating to debt securities will be removed.

13.	Comment: “Derivatives Risk” appears as a risk in both the “The Fund’s Main Investment Risks” and “More About the Fund – Additional Risks” sections. Please reconcile this discrepancy. Additionally, please confirm that the Fund may, although it is not currently anticipated to constitute a principal investment, engage in short sales.

Response: In response to the comment, “Derivatives Risk” will be moved to the “More About the Fund – Main Risks” section, as it is a principal risk of investing in the Fund. Additionally, the Fund supplementally confirms that, although it is not currently anticipated to constitute a principal investment, it may engage in short sales.

14.	Comment: Please consider whether “Privately Placed Securities Risk” should be added as a main risk of investing in the Fund.

Response: As indicated in our response to Comment 6 above, “Privately Placed Securities Risk” is not currently a main risk of investing in the Fund.

15.	Comment: Given that the Fund primarily invests in equity securities, please confirm that the disclosure relating to “Interest Rate Risk” is applicable.

Response: Although not currently expected to constitute a principal investment, the Fund may invest in fixed income securities.

16.	Comment: The “Expense Limitations” for the prospectus relating to Class A, Class C, Class I and Class L Shares only discusses the fee waiver and expense limitation applicable to Class L Shares of the Fund. Please consider modifying the disclosure to include Class A, Class C and Class I Shares.

Response: The fee waiver and expense limitations applicable to Class A, Class C and Class I Shares are described in a footnote to the fee table for those classes, since the expense limitation for those classes has been exceeded. With regard to Class L Shares, the Total Annual Fund Operating Expenses does not exceed the expense limitation. Therefore, we respectfully decline to make this change.

17.	Comment: In the “Expense Limitation” section for the prospectus relating Class T Shares, the disclosure refers to an expense limitation of 1.25%; however, the footnote to the fee table refers to an expense limitation of 1.00%. Please reconcile the discrepancy.

Response: Since the expense limitation of 1.00% is disclosed in the footnote to the fee table, the disclosure in the “Expense Limitation” section will be removed.

We hope that the staff finds this letter responsive to the staff’s comments. Should members of the staff have any questions or comments concerning this letter, please call the undersigned at (212)-648-0472.

Sincerely,

/s/ Gregory S. Samuels

Gregory S. Samuels

Assistant Secretary

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